Registration No. 333-217200

Filed Pursuant to Rule 433

Dated April 10, 2019

E-mail Subject: Now Trading: MicroSectorsTM U.S. Big Oil Exchange Traded Notes with Leverage and Inverse Leverage Exposure

REX Shares, LLC is pleased to announce another expansion of our MicroSectors brand with the launch of new Leveraged and Inverse Leveraged Exchange Traded Notes (ETNs) linked to the Solactive MicroSectors™ U.S. Big Oil Index. These products further amplify the MicroSectors lineup which originated in January 2018 with FANG+ linked ETNs and expanded to include U.S. Big Banks linked ETNs last week. These five new ETNs in the MicroSectors series started trading today on the New York Stock Exchange Arca and issued by Bank of Montreal.

Access to the biggest names in U.S. Oil

The Solactive MicroSectors U.S. Big Oil Index (the “Index”) is the underlying index for our new ETNs that provide 3x, 2x, -1x, -2x, and -3x daily resetting exposure. The Index is an equal-dollar weighted index designed to represent the 10 U.S. stocks with the largest free-float market capitalization in the oil/energy sector. The Index was launched on March 12, 2019. The Index constituents currently are: Anadarko Petroleum (APC), ConocoPhillips (COP), Chevron (CVX), EOG Resources (EOG), Marathon Petroleum (MPC), Occidental Petroleum (OXY), Phillips 66 (PSX), Pioneer Natural Resources (PXD), Valero Energy (VLO) and ExxonMobil (XOM).

Ticker	ETN Name	Exposure Type
NRGU	MicroSectors U.S. Big Oil Index 3X Leveraged ETNs due March 25, 2039	3x
NRGO	MicroSectors U.S. Big Oil Index 2X Leveraged ETNs due March 25, 2039	2x
YGRN	MicroSectors U.S. Big Oil Index Inverse ETNs due March 25, 2039	-1x
NRGZ	MicroSectors U.S. Big Oil Index -2X Inverse Leveraged ETNs due March 25, 2039	-2x
NRGD	MicroSectors U.S. Big Oil Index -3X Inverse Leveraged ETNs due March 25, 2039	-3x

Additional information on these ETNs can be found at www.microsectors.com and www.bmoetns.com.

MicroSectors provides concentrated exposure to investable market segments that heavily influence many investor portfolios. Developed as trading and hedging instruments, MicroSectors ETNs give sophisticated investors specified leverage and inverse exposures to popular niches of the market.

Please reach out to REX with any questions.

Regards,

Scott Acheychek
President, REX Shares

Bank of Montreal, the issuer of the ETNs (“Bank of Montreal” or the “Issuer”), has filed a registration statement (including certain pricing supplements, prospectus supplement and prospectus) with the Securities and Exchange Commission (the “SEC”) about each of the offerings to which this free writing prospectus relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplements, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

Investing in the ETNs involves risks, including those described in the “Risk Factors” sections of the applicable pricing supplements, the prospectus supplement and the prospectus. The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. You should proceed with extreme caution in considering an investment in the ETNs. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ETNs.

The ETNs do not guarantee any return of your investment. If the closing Indicative Note Value or the Intraday Indicative Value for the ETNs is equal to or less than $0 at any time during an Exchange Business Day (each as defined in the applicable pricing supplement), you will lose all of your investment in the ETNs. Even if the Index Closing Level upon redemption has moved favorably relative to the Initial Index Level, you may receive less than the principal amount of your ETNs due to the Daily Investor Fee, the Daily Financing Charge, any negative Daily Interest and the Redemption Fee Amount (each as defined in the applicable pricing supplement and as applicable) and/or the consequences of leverage (if any). The ETNs are subject to the credit risk of Bank of Montreal.

If applicable, leverage increases the sensitivity of your ETNs to changes in the level of the Index. The ETNs are not suitable for investors with longer-term investment objectives. You should regularly monitor your holdings of the ETNs to ensure that they remain consistent with your investment strategies. The ETNs are not suitable for all investors. In particular, the ETNs should be purchased only by sophisticated investors who do not intend to hold the ETNs as a buy and hold investment, who are willing to actively and continuously monitor their investment and who understand the consequences of investing in and of seeking daily resetting leveraged (if any) investment results. Due to the effect of compounding, if the Indicative Note Value increases, any subsequent adverse change in the Index level will result in a larger dollar reduction from the Indicative Note Value than if the Indicative Note Value remained constant; the converse is also true. The ETNs are subject to intraday purchase risk. The Indicative Note Value is reset daily, and the leverage or exposure of the ETNs during any given Exchange Business Day may be greater than or less than the amount indicated above.

The ETNs are subject to a call right, which may adversely affect the value of, or your ability to sell, your ETNs. The ETNs do not pay any interest, and you will not have any ownership rights in the Index constituents. The Index Closing Level used to calculate any payment by the Issuer of the ETNs may be greater or less than the Index Closing Level at other times during the term of the ETNs. There are restrictions on your ability to request a redemption of the ETNs, and you will not know the amount due upon redemption at the time you elect to request that the ETNs be redeemed. The Issuer may sell additional ETNs, but is under no obligation to do so.

Market disruptions may adversely affect your return. Significant aspects of the tax treatment of the ETNs are uncertain.

The Intraday Indicative Value and the Indicative Note Value are not the same as the closing price or any other trading price of the ETNs in the secondary market. There is no assurance that your ETNs will be listed or continue to be listed on a securities exchange, and they may not have an active trading market. The value of the ETNs in the secondary market may be influenced by many unpredictable factors.

The Issuer or its affiliates may have economic interests that are adverse to those of the holders of the ETNs as a result of its business, hedging and trading activities, or as Calculation Agent (as defined in the applicable pricing supplement) of the ETNs, and may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the ETNs, and may do so in the future.

The Index has limited actual historical information. Solactive AG (“Solactive”), as theIndex Calculation Agent (as defined in the applicable pricing supplement), may adjust the Index in a way that may affect its level, and may, in its sole discretion, discontinue the public disclosure of the intraday Index value and the end-of-day closing value of the Index. The Index lacks diversification and is vulnerable to fluctuations in the applicable sector. A limited number of Index constituents may affect the Index Closing Level, and the Index is not necessarily representative of its focus industry. An Index constituent may be replaced upon the occurrence of certain adverse events.

Solactive is the licensor of the Solactive MicroSectorsTM U.S. Big Oil Index. The aforementioned ETNs are not sponsored, endorsed, promoted or sold by Solactive in any way, and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive’s obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication of the Index, and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

MicroSectors™ and REX™ are registered trademarks of REX. The trademarks have been licensed for use for certain purposes by Bank of Montreal. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. REX Index Parties’ only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties. REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.